Exhibit (a)(1)(viii)

KONTRON AG LAUNCHES ALL-CASH TENDER OFFER FOR ALL

OUTSTANDING SHARES NOT OWNED BY KONTRON AG OF KONTRON

MOBILE COMPUTING, INC. AT $0.55 PER SHARE

Dated:  Eching/Munich Germany—June 15, 2004

Contact: Charles Newcomb, (858) 677-0877

Kontron AG announced that its wholly owned subsidiary, KAC Acquisition Corp., (“KAC Acquisition”) has commenced an all-cash tender offer for all of the outstanding shares of common stock, not already owned or controlled by Kontron AG, of Kontron Mobile Computing, Inc. (“Kontron Mobile”)(OTC: “KMBC.ob”) at a price of $0.55 per share, net in cash. The tender offer is scheduled to expire at 5:00 P.M. New York time, on Wednesday, July 14, 2004

The offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the offer a sufficient number of shares so that, after the shares are purchased pursuant to the offer, Kontron AG and its subsidiaries would own at least 90% of the voting securities of Kontron Mobile (the “Minimum Condition”). Kontron AG and its subsidiaries currently own approximately 65% of the outstanding shares. KAC Acquisition Corp. may, subject to compliance with the applicable securities laws, waive the Minimum Condition and reduce the number of shares that are required to be tendered. The offer is also subject to certain other conditions described in Section 11 of the offer to purchase. The offer is not conditioned on Kontron AG nor KAC Acquisition obtaining any financing nor the prior approval of Kontron Mobile’s board of directors.

If the tender offer is successful, KAC Acquisition Corp. intends to merge with Kontron Mobile., will seek to deregister as a public company with the Securities and Exchange Commission (the “SEC”), and become a private company.

The Depositary for the tender offer is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

The Information Agent for the tender offer is Morrow & Co. Inc. 445 Park Avenue, New York, NY 10022

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Kontron Mobile. Kontron AG has filed tender offer materials with the SEC. The tender offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, will be made available without charge to all shareholders of Kontron Mobile. The tender offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the SEC) are available for free at the SEC’s website at www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing such requests to Morrow & Co. Inc. 445 Park Avenue, New York, NY 10022, or by calling toll free (800) 607-0088

Kontron AG is headquartered in Eching/Munich Germany. Other locations are in Kaufbeuren/Germany, Deggendorf/Germany, Minneapolis/USA, San Diego/USA, Montreal, and Taipei. Kontron AG develops, produces and distributes its products world-wide. With strategic investments into selected enterprises, Kontron AG concentrates primarily on the telecommunications, automation and mobile computer markets. Kontron AG employs over 1000 people worldwide and is quoted at the German “new market” (under “KBC”) and is a member in the TecDAX 30.

Kontron Mobile was incorporated in Minnesota in 1992 under its former name of FieldWorks, Incorporated, and is dedicated to the development and sale of rugged portable computing solutions. Kontron Mobile is part of the worldwide group of Kontron AG companies, owned or principally owned by Kontron AG . Over the past several years, Kontron Mobile has evolved its strategy to focus on designing and providing industry-specific field technology solutions.

This press release contains forward-looking statements concerning expectations, anticipations, beliefs, hopes, intentions or strategies for the future. Readers are cautioned not to place undue reliance on forward looking statements. All such forward looking statements are based upon information available to Kontron AG on the date this release is issued. Kontron AG undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in forward looking statements.